

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
Elaine K Roberts
President and Chief Financial Officer
Oppenheimer Holdings Inc
125 Broad Street
New York, NY 10004

> **Re:** **Oppenheimer Holdings Inc**
> **Form 10-K**
> **Filed March 2, 2011**
> **File No. 001-12043**

Dear Ms. Roberts:

We have reviewed your response letter dated August 15, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation, page 75

1. We have reviewed your response to comment number one. Please provide to us a quantitative materiality analysis of the out-of-period adjustments without the muting effect of the period end passed adjustments. In addition, please provide to us a more robust materiality analysis of the effect on the financial information provided for the first quarter 2010 Form 10Q and 2010 Form 10K based upon actual numbers as opposed to projected amounts.

Balance Sheet Items

2. Securities purchase under agreements to resell and securities sold under agreements to repurchase, page 80

2. We have reviewed your response to comment number two. Please disclose in future filings the amount of repurchase agreements qualifying for sales accounting at each balance sheet date, the average quarterly balance of repurchase agreements qualifying for sales accounting, the reasons for quarterly fluctuations, and the quarterly gross leverage ratios including and excluding the effects of your accounting for "repos-to-maturity."

13. Commitments and Contingencies, page 113

3. We have considered your response to our prior comment 4. In your response you indicate that in certain cases you are unable to determine if there is a reasonable possibility that a loss has been incurred and that in these instances you have disclosed the nature of the contingency, the type of case and the status of the case. Please explain to us where these disclosures have been included in your consolidated financial statements. Further, we note that in certain instances you have determined that a loss was probable and reasonably estimatable, but the amount of the loss was immaterial. Please tell us the amount accrued in aggregate and whether management has determined if this amount was material. Lastly, within your response you did not address the need to disclose the range of possible loss in excess of amounts accrued and whether the top of that range is material to your financial statements individually and in the aggregate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief